Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

U POWET LIMITED

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 25, 2024

The undersigned shareholder of U Power Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated March 5, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on March 25, 2024 at 10:30 a.m. EST, at 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/UCAR2024, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the proposal that:

(i)	effective on March 31, 2024, every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed

FROM US$50,000 divided into 500,000,000,000 Ordinary Shares of par value of US$0.0000001 each

TO US$50,000 divided into 5,000,000,000 Ordinary Shares of par value of US$0.00001 each;

(ii)	no fractional shares shall be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the whole number of shares.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:

It is resolved as an Ordinary Resolution that:

(i)           effective on March 31, 2024, every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed

FROM US$50,000 divided into 500,000,000,000 Ordinary Shares of par value of US$0.0000001 each

TO US$50,000 divided into 5,000,000,000 Ordinary Shares of par value of US$0.00001 each;

(ii)          no fractional shares shall be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the whole number of shares.

	☐	☐	☐

This proxy card must be signed by the person registered in the register of members at the close of business on March 4, 2024. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: